UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           RESURGENCE PROPERTIES INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                               CUSIP No. 76126R109
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                            San Francisco, California
                                      94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 19, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 35 Pages
                        Exhibit Index Located at Page 34

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Partners, L.P.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             WC, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)                   [   ]

-------------===================================================================
     6       Citizenship or Place of Organization

             California
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             1,140,700
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                1,140,700
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             1,140,700
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             11.4 %
-------------===================================================================
     14      Type of Reporting Person*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners, L.P.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             WC
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             California
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             1,291,700
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                1,291,700
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             1,291,700
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             12.9 %
-------------===================================================================
     14      Type of Reporting Person*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners II, L.P.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             WC
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             California
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             776,600
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                776,600
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             776,600
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             7.8 %
-------------===================================================================
     14      Type of Reporting Person*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 33 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Institutional Partners III, L.P.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             WC
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             California
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             25,000
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                25,000
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             25,000
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             0.3 %
-------------===================================================================
     14      Type of Reporting Person*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Tinicum Partners, L.P.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             WC, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             New York
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             213,400
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                213,400
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             213,400
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             2.1 %
-------------===================================================================
     14      Type of Reporting Person*

             PN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             Delaware
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             567,700
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                567,700
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             567,700
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             5.7 %
-------------===================================================================
     14      Type of Reporting Person*

             IA, 00
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Farallon Partners, L.L.C.
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]
-------------===================================================================
     6       Citizenship or Place of Organization

             Delaware
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             3,447,400
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                3,447,400
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             3,447,400
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             34.5 %
-------------===================================================================
     14      Type of Reporting Person*

             00
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Enrique H. Boilini
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             Argentina
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 9 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             David I. Cohen
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, OO
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             South Africa
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Joseph F. Downes
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, OO
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Fleur E. Fairman
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only


-------------===================================================================
     4       Source of Funds*

             AF
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             3,447,400
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                3,447,400
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             3,447,400
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             34.5 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 12 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Jason M. Fish
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, OO
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 13 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Andrew B. Fremder
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 14 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             William F. Mellin
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 15 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Stephen L. Millham
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 16 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Meridee A. Moore
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 17 of 35 Pages

         SCHEDULE 13D
=============================================
 CUSIP No. 76126R109
=============================================

-------------===================================================================
     1       Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             Thomas F. Steyer
-------------===================================================================
     2       Check the Appropriate Box if a Member of a Group*     (a) [   ]

                                                                   (b) [ X ]
-------------===================================================================
     3       SEC Use Only

-------------===================================================================
     4       Source of Funds*

             AF, 00
-------------===================================================================
     5       Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)
             [     ]

-------------===================================================================
     6       Citizenship or Place of Organization

             United States
--------------------------------================================================
                          7     Sole Voting Power

                                -0-
                      ----------================================================
  Number of Shares        8     Shared Voting Power
 Beneficially Owned
  By Each Reporting             4,015,100
     Person With
                      ----------================================================
                          9     Sole Dispositive Power

                                -0-
                      ----------================================================
                         10     Shared Dispositive Power

                                4,015,100
-------------===================================================================
     11      Aggregate Amount Beneficially Owned By Each Reporting Person

             4,015,100
-------------===================================================================
     12      Check Box if the Aggregate Amount in Row (11)
             Excludes Certain Shares*
             [     ]

-------------===================================================================
     13      Percent of Class Represented by Amount in Row (11)

             40.2 %
-------------===================================================================
     14      Type of Reporting Person*

             IN
-------------===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 18 of 35 Pages

     This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on December 2, 1994 (collectively, with all amendments thereto, the "Schedule 13D").

     Item 1.  Security  and Issuer.

     Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

     This statement relates to shares of common stock, $0.01 par value (the "Shares") of Resurgence Properties Inc. (the "Company"). The Company's principal offices are located at the following address: c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

     Item 2. Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;
(ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it: (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"; collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"(1); (vii) Farallon

--------
(1) Of the Shares reported by FCMLLC on behalf of the Managed Accounts, 178,400 Shares (equal to 1.8% of the total Shares currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut, 06881.

                               Page 19 of 35 Pages

Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman ("Fairman") with respect to the Shares held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

                              Page 20 of 35 Pages

     (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     Item 3 of the Schedule 13D is amended and  supplemented  by the  following:

     The net investment cost (including commissions) is $210,937 for the 25,000 Shares acquired by FCIP III since the filing of the prior Schedule 13D. The consideration for such acquisitions was obtained from working capital.

Item 4.Purpose of the  Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time

                              Page 21 of 35 Pages
to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

     The Company is currently managed and administered by Wexford Management LLC ("Wexford"). As reported in the Company's 10-Q for the period ended September 30, 1997, Wexford's management agreement is due to expire on December 31, 1997. On December 19, 1997, one of the Reporting Persons participated in a discussion with four directors and two other principal shareholders of the Company during which the Reporting Persons' views regarding the future management and direction of the Company were solicited. The Reporting Persons' representative expressed support for seeking an interim extension of Wexford's management agreement and for identifying and engaging new management in early 1998. The Reporting Persons' representative also expressed support for encouraging new management to seek ways to increase Company value.

     The Reporting Persons intend to engage in further communications with one or more of the Company's shareholders, officers and/or directors regarding new management for the Company and maximizing shareholder value including but not limited to the possibility of operating the Company as a going concern.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

                              Page 22 of 35 Pages

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

A. Farallon Capital  Partners,  L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith as well as Footnote One hereto is calculated based upon the 10,000,000 Shares outstanding as of November 1, 1997 as reported by the Company in its Form 10Q for the quarter ended September 30, 1997.

     (c)  There have been no transactions in the Shares in the past 60 days.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

B. Farallon Capital Institutional Partners, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c)  There have been no transactions in the Shares in the past 60 days.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

C. Farallon Capital Institutional Partners III, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  FCIP  II  is  incorporated   herein  by
               reference.

     (c)  There have been no transactions in the Shares in the past 60 days.

                              Page 23 of 35 Pages

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

D. Farallon Capital Institutional Partners II, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

     (c)  There have been no transactions in the Shares in the past 60 days.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

E. Tinicum Partners, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Tinicum  is   incorporated   herein  by
               reference.

     (c)  There have been no transactions in the Shares in the past 60 days.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

F. Farallon Capital Management, L.L.C.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c)  There have been no transactions in the Shares in the past 60 days.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.

                              Page 24 of 35 Pages

          Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)  Not applicable.

G. Farallon Partners, L.L.C.

     (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c) None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

H.   Enrique H. Boilini

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Boilini  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

I. David I. Cohen

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition

                              Page 25 of 35 Pages
          of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

J. Joseph F. Downes

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

K. Fleur E. Fairman

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fairman  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

L. Jason M. Fish

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 26 of 35 Pages

M. Andrew B. Fremder

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fremder  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.

          FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

N. William F. Mellin

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

O. Stephen L. Millham

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Millham  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 27 of 35 Pages

P. Meridee A. Moore

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

Q. Thomas F. Steyer

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

         The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any

                              Page 28 of 35 Pages
other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

      There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                               Page 29 of 35 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997


                                       /s/ Thomas F. Steyer
                                       FARALLON PARTNERS, L.L.C., on
                                       its own behalf and as General Partner of
                                       FARALLON CAPITAL PARTNERS, L.P.,
                                       FARALLON CAPITAL INSTITUTIONAL
                                       PARTNERS, L.P., FARALLON CAPITAL
                                       INSTITUTIONAL PARTNERS II, L.P.,
                                       FARALLON CAPITAL INSTITUTIONAL
                                       PARTNERS III, L.P. and TINICUM PARTNERS,
                                       L.P.
                                       by Thomas F. Steyer,
                                       Senior Managing Member



                                       /s/ Thomas F. Steyer
                                             FARALLON CAPITAL MANAGEMENT, L.L.C.
                                                            By Thomas F. Steyer,
                                                          Senior Managing Member



                                       /s/ Thomas F. Steyer
                                           Thomas F. Steyer, individually and as
                                         attorney-in-fact for each of Enrique H.
                                      Boilini, David I. Cohen, Joseph F. Downes,
                                      Fleur E. Fairman, Jason M. Fish, Andrew B.
                                          Fremder, William F. Mellin, Stephen L.
                                                  Millham, and Meridee A. Moore.


         The Powers of Attorney each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.


                               Page 30 of 35 Pages

                                                                         ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.



1.                (a) Farallon Capital Management, L.L.C.
                  (b) One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as investment adviser to various managed accounts
                  (d) Delaware limited liability company
                  (e) Managing  Members:  Thomas F. Steyer,  Senior Managing
                      Member;  Enrique H. Boilini,  David I. Cohen,  Joseph F.
                      Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.                (a) Farallon Partners, L.L.C.
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as general partner to investment partnerships
                  (d) Delaware limited liability company
                  (e) Managing Members:  Thomas F. Steyer,  Senior Managing
                      Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

3.                (a) Enrique H. Boilini
                  (b) c/o Farallon Capital Management, L.L.C.
                      75 Holly Hill Lane
                      Greenwich, CT  06830
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) Argentinean Citizen

4.                (a) David I. Cohen
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon  Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) South African Citizen

5.                (a) Joseph F. Downes

                              Page 31 of 35 Pages

                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  ember of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

6.                (a) Fleur E. Fairman
                  (b) 993 Park Avenue
                      New York, New York  10028
                  (c) Managing Member of Farallon Partners, L.L.C.
                  (d) United States Citizen

7.                (a) Jason M. Fish
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  Member  of  Farallon  Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

8.                (a) Andrew B. Fremder
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

9.                (a) William F. Mellin
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

10.               (a) Stephen L. Millham
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) United States Citizen

11.               (a) Meridee A. Moore
                  (b) c/o Farallon Capital Management, L.L.C.

                              Page 32 of 35 Pages

                  (b) One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.;  Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

12.               (a) Thomas F. Steyer
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Senior Managing Member of Farallon Partners, L.L.C.;
                      Senior Managing Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

                               Page 33 of 35 Pages

                                  Exhibit Index


                      Exhibit 1 Joint Acquisition Statement
                          Pursuant to Rule 13D- (f)(1)

                               Page 34 of 35 Pages

                                    EXHIBIT 1
                                       to
                                  SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: December 22, 1997

                                       /s/ Thomas F. Steyer
                                       FARALLON PARTNERS, L.L.C., on
                                       its own behalf and as General Partner of
                                       FARALLON CAPITAL PARTNERS, L.P.,
                                       FARALLON CAPITAL INSTITUTIONAL
                                       PARTNERS, L.P., FARALLON CAPITAL
                                       INSTITUTIONAL PARTNERS II, L.P.,
                                       FARALLON CAPITAL INSTITUTIONAL
                                       PARTNERS III, L.P. and TINICUM PARTNERS,
                                       L.P.
                                       by Thomas F. Steyer,
                                       Senior Managing Member


                                       /s/ Thomas F. Steyer
                                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                                       By Thomas F. Steyer,
                                       Senior Managing Member


                                       /s/ Thomas F. Steyer
                                       Thomas F. Steyer, individually and as
                                       attorney-in-fact for each of Enrique H.
                                       Boilini, David I. Cohen, Joseph F.
                                       Downes, Fleur E. Fairman, Jason M. Fish,
                                       Andrew B. Fremder, William F. Mellin,
                                       Stephen L. Millham, and Meridee A. Moore.

                               Page 35 of 35 Pages